Exhibit 99.1

3Q 2025

Results

October 28, 2025

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, October 28, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the third quarter of 2025.

•	FEMSA: Total Consolidated Revenues grew 9.1% and Income from Operations increased 4.3% compared to 3Q24.

•	FEMSA Retail[1]: Proximity Americas total Revenues grew 9.2% and Income from operations increased 7.1% versus 3Q24.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

October 28, 2025 | Page 1

•	SPIN: Spin by OXXO had 9.9 million active users[1] representing 20.5% growth compared to 3Q24 while Spin Premia had 27.7 million active loyalty users[2] representing 16.4% growth compared to 3Q24, and an average tender[2] at OXXO Mexico of 48.2% which increased from 38.5% tender in 3Q24.

•	COCA-COLA FEMSA: Total Revenues and Income from Operations grew 3.3% and 6.8%, respectively against 3Q24.

Financial Summary for the Third Quarter 2025

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
As Reported	3Q25	YTD25	3Q25	YTD25	3Q25	YTD25	3Q25	YTD25
FEMSA Consolidated	9.1%	8.4%	8.0%	8.6%	4.3%	3.0%
Proximity Americas	9.2%	7.7%	11.0%	9.3%	7.1%	(1.6)%	1.7%	(0.1)%
Proximity Europe	10.1%	19.3%	10.1%	16.6%	29.1%	25.0%	N.A.	N.A.
Health	2.9%	12.7%	2.8%	12.7%	(4.0)%	7.6%	0.8%	9.5%
Fuel	5.0%	2.5%	0.1%	3.6%	(0.8)%	0.8%	8.3%	6.3%
Coca-Cola FEMSA	3.3%	5.0%	0.9%	4.3%	6.8%	4.3%
Comparable(A)
FEMSA Consolidated	4.9%	3.6%	7.7%	5.4%	6.5%	(0.2)%
Proximity Americas	4.8%	2.8%	8.8%	6.8%	6.6%	(6.6)%	1.8%	N.A.
Proximity Europe	3.3%	3.4%	3.4%	1.0%	20.7%	8.0%	N.A.	N.A.
Health	4.5%	6.1%	5.0%	6.0%	(1.3)%	1.0%	4.1%	N.A.
Fuel	5.0%	2.5%	0.1%	3.6%	(0.8)%	0.8%	8.3%	6.3%
Coca-Cola FEMSA	5.1%	4.9%	2.4%	4.7%	6.2%	2.8%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

“During the third quarter, our results showed a modest sequential improvement in Mexico, a welcome change of trend relative to the first half of the year despite still facing a challenging environment in our key market, including soft consumption dynamics.

We are particularly encouraged by the efficacy of the broad range of tactical initiatives our teams deployed in recent months, which contributed to the improved results at OXXO and Coca-Cola FEMSA. We are also encouraged by the resilience and strength of our geographically diversified platform, as other markets, particularly in South America, and Europe helped mitigate the softer trends in Mexico.

As we enter the final stretch of 2025, we are cautiously optimistic that our results will continue to improve across our business units in the fourth quarter, and we are also getting ready for what should be an exciting 2026, including a FIFA World Cup that will be partly played in Mexico for the third time, as well as the 100th anniversary of Coca-Cola in Mexico. Our teams are already hard at work getting ready for next year.

I have been nearly 40 years with FEMSA. Looking ahead, I am highly confident that our Company and our business units are as well positioned as ever for long-term growth and value creation. I want to take this opportunity, as I step back from the CEO role, to thank once again every one of my colleagues, undoubtedly the best team in the business, who have helped build our Company into the success it is today.”

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

3Q25 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q25	3Q24	Var.	Comp. (A)
Total Revenues	214,638	196,771	9.1%	4.9%
Gross Profit	85,709	79,372	8.0%	7.7%
Gross Profit Margin (%)	39.9	40.3	(40 bps )
Income from Operations	18,126	17,374	4.3%	6.5%
Operating Margin (%)	8.4	8.8	(40 bps )
Adjusted EBITDA[1]	30,843	28,956	6.5%	8.1%
EBITDA Margin (%)	14.4	14.7	(30 bps )
Consolidated Net Income	5,838	9,243	(36.8)%

Net Debt2 ex-KOF3

Amounts expressed in millions of Mexican Pesos (Ps.)

As of September 30, 2025	Ps.		US$[4]
Cash and Investments	114,046		6,217
Financial Debt	70,463		3,841
Lease Liabilities	106,540		5,808
Net debt	62,957		3,432
ND / Adjusted EBITDA	0.91	x	-

1 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

   Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

2 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

October 28, 2025 | Page 2

Total revenues increased 9.1% in 3Q25 compared to 3Q24, driven by growth across all our business units, and reflecting the benefit from favorable exchange rate effects, particularly from Europe, due to the depreciation of the Mexican peso against many of our foreign operating currencies, as well as the reconsolidation of our LTL business which remained from the divestment of Solistica. After accounting for currency effects and M&A, revenues grew 4.9%.

Gross profit increased 8.0%. Gross margin decreased 40 basis points, reflecting margin contractions in Coca-Cola FEMSA and Fuel, and the consolidation of our lower margin US operation within Proximity Americas, partially offset by a margin expansion in Proximity Mexico, coupled with stable margins at Health and Proximity Europe. After accounting for currency effects and M&A, gross profit increased 7.7%.

Income from operations increased 4.3%, driven by growth across our business units except Health and Fuel, coupled with favorable exchange rate effects, particularly from Europe. The consolidated operating margin was 8.4% as a percentage of total sales, representing a contraction of 40 basis points, reflecting margin contractions in Health and our Fuel division and the consolidation of the USA Proximity business. This was partially offset by margin expansion in OXXO Latam, Coca-Cola FEMSA and Proximity Europe, coupled with a flat margin in OXXO Mexico. After accounting for currency effects and M&A, income from operations increased 6.5%.

The effective income tax rate was 29.3% in 3Q25. Our income tax provision was Ps. 3,785 million in 3Q25, a sequential improvement compared to the second quarter in which the impacts from certain non-deductible losses and expenses, and the reversal of previously accrued deferred tax assets, weighed more heavily given a lower pre-tax profit.

Net consolidated income was Ps. 5,838 million, compared to Ps. 9,243 million in 3Q24, reflecting: i) a non-cash foreign exchange loss of Ps. 1,261 million, compared to a gain of Ps. 4,254 million in 3Q24, related to our U.S. dollar-denominated cash position negatively impacted by the appreciation of the Mexican peso during the quarter, and reflecting a Ps. 5,515 million swing from gain to loss driven by the depreciation of the Mexican peso during the 3Q24; ii) higher interest expense of Ps. 5,470 million compared to Ps. 4,818 million in 3Q24 due to an increase in Coca-Cola FEMSA’s debt and lease related financial expenses driven by the growth of our retail network; iii) lower interest income of Ps. 1,907 million compared to Ps. 2,612 million in 3Q24, impacted by lower interest rates coupled with lower cash balances; and iv) lower tax provisions, as explained above.

Net majority income was Ps. 0.70 per FEMSA Unit35 and US$0.38 per FEMSA ADS4.

Net Debt / EBITDA. On an ex-KOF3 basis, as of September 30, 2025, cash and investments were Ps. 114,046 million and total debt was Ps. 177,003 million, resulting in net debt of Ps. 62,957 million. Our Net Debt / EBITDA ratio ex-KOF was 0.91x up from 0.68x in 3Q24. This increase reflects mainly the cash outflow related to our capital allocation strategy, which has resulted in Ps. 35,826 million of ordinary and extraordinary dividends, as well as Ps. 7,259 million of share repurchases during the last twelve months.

Capital expenditures amounted to Ps. 13,128 million, 6.1% as a percentage of total sales, and an increase of 8.2% compared to 3Q24, reflecting higher CAPEX at Coca-Cola FEMSA, mainly deployed to increase our production and distribution capacity. This was offset by lower CAPEX at all our other businesses, mainly reflecting lower investments given the pause in the expansion strategy in OXXO Chile and Peru, as well as in Health Mexico. Proximity Americas had slightly lower CAPEX in Mexico as our efforts remain in more targeted new store openings, including less CAPEX-intensive OXXO Nicho Stores, and the remodeling and optimization of existing stores going forward.

PROXIMITY AMERICAS OXXO (Mexico, USA & Latam1)

3Q25 Financial Summary – Proximity Americas

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q25	3Q24	Var.	Comp.(A)
Same-store sales (thousands of Ps.)[2]	1,011.2	994.2	1.7%	1.8%
Total Revenues	84,738	77,594	9.2%	4.8%
Gross Profit	38,121	34,333	11.0%	8.8%
Gross Profit Margin (%)	45.0	44.2	80 bps
Income from Operations	7,460	6,966	7.1%	6.6%
Income from Operations Margin (%)	8.8	9.0	(20 bps )
Adjusted EBITDA	11,833	11,175	5.9%	7.4%
Adjusted EBITDA Margin (%)	14.0	14.4	(40 bps )

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges.

Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

2 All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

3 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

4 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2025 was 18.3442 MXN per USD.

5 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2025 was 3,469,469,527, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 OXXO Latam: OXXO Colombia, Chile and Peru.

2 Same-store Sales including OXXO Mexico and Latam, this does not include our USA operations. Comparable Same-store Sales shown in a local currency weighted average.

October 28, 2025 | Page 3

Total revenues increased 9.2% in 3Q25 compared to 3Q24 reflecting a 1.7% increase in same-store sales, coupled with a 5.7% store expansion, the consolidation of the US operation into the results, as well as currency tailwinds relative to the US and some South American currencies. The growth in same-store sales was driven by an increase of 4.9% in average ticket, and a decrease of 3.1% in store traffic. On a comparable basis, total revenues increased 4.8%. The challenging environment in Mexico continued, due primarily to a soft consumer environment. However, this sequential improvement reflects our ongoing effort to adjust OXXO Mexico’s value proposition to increase its competitiveness in several key consumer occasions like Thirst, Gathering and Impulse. During the quarter, the OXXO store base in Mexico, USA and Latam expanded by 198 stores. This division had 1,370 total net store additions for the last twelve months, which includes 242 stores from our acquisition of Delek’s retail operations in the USA. As of September 30, 2025, Proximity Americas had a total of 25,378 stores. OXXO Latam delivered notable results with same-store sales growth in the mid-teens on a currency neutral basis. Of particular note, is the performance of OXXO Colombia which continues to deliver impressive growth, underlying the long-term potential of this opportunity.

Gross profit reached 45.0% of total revenues, reflecting a 80-basis point expansion driven by continued growth in commercial income and financial services at OXXO Mexico, partially offset by the US operation, which carries a lower margin structure due in part to gasoline, which has a lower but expanding margin. It is worth highlighting that this gross profit margin was achieved despite affordability initiatives executed at OXXO Mexico during the quarter.

Income from operations increased by 7.1% compared to 3Q24 and represented 8.8% of total revenues, which is a 20-basis point contraction. This margin contraction is mainly explained by an increase in selling expenses at a higher rate than revenues. A portion of the selling expense increase reflects the increase in minimum wages in Mexico, offset by cost containment initiatives including variable shift policies which reduced the amount of employees needed per OXXO stores in Mexico, among other expense efficiency initiatives. The rest of the selling expense increase reflects the expansion of OXXO LATAM and the incorporation of Delek.

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 31.5% in 3Q25 compared to 3Q24, reflecting an average same-store sales increase of 10.8%, with a strong performance in the grocery, dairy and frozen food categories, and the addition of 157 net new Bara stores during the last twelve months. During the quarter, the Bara store base expanded by 40 units reaching a total of 573 Bara stores as of September 30, 2025.

Grupo Nós2

Total revenues of OXXO Brazil in 3Q25 grew 37.1%3 year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the country, which resulted in same-store sales growth of 22.0%3, as well as the addition of 45 net new OXXO stores for the last twelve months. During the quarter, the store base expanded by 6 units. As of September 30, 2025, Grupo Nós had a total of 609 OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 In local currency, BRL

October 28, 2025 | Page 4

PROXIMITY EUROPE Valora

3Q25 Financial Summary – Proximity Europe

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q25	3Q24	Var.	Comp.(A)
Total Revenues	14,837	13,480	10.1%	3.3%
Gross Profit	6,203	5,635	10.1%	3.4%
Gross Profit Margin (%)	41.8	41.8	-
Income from Operations	706	547	29.1%	20.7%
Income from Operations Margin (%)	4.8	4.1	70 bps
Adjusted EBITDA	2,288	1,893	20.9%	13.3%
Adjusted EBITDA Margin (%)	15.4	14.0	140 bps

Total revenues increased 10.1% in 3Q25 compared to 3Q24, reflecting a favorable effect from the appreciation of the Euro and the Swiss Franc against the Mexican peso. Excluding currency effects, total revenues grew 3.3%, reflecting higher sales from our Swiss retail operations, coupled with positive trends in Swiss B2C foodservice. This was partially offset by lower sales in B2B foodservice.

Gross profit reached 41.8% of total revenues, reflecting a stable margin, explained by the impact of changes to the operating model within our retail operations, higher promotional income, and offset by the underperformance of the higher margin B2B foodservice sales, and to a lesser extent, higher tobacco sales. Gross profit grew 10.1% compared to 3Q24 but grew 3.4% on a currency-neutral basis.

Income from operations increased 29.1% versus the 3Q24 and represented 4.8% of total revenues, a 70 basis-point increase year-on-year, reflecting a strong growth in retail sales in Switzerland, contribution from B2C Swiss foodservice, coupled with effective cost management. On a comparable basis, income from operations increased 20.7%. Although operating expenses rose by 8.0% to Ps. 5,497 million and were nearly flat on a currency-neutral basis. Expense growth slowed down relative to sales, reflecting the effect of disciplined cost management initiatives and operational efficiencies.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

October 28, 2025 | Page 5

HEALTH

3Q25 Financial Summary - Health

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	3Q25	3Q24	Var.	Comp. (A)
Same-store sales (thousands of Ps.)	1,005.20	996.9	0.8%	4.1%
Total Revenues	21,483	20,883	2.9%	4.5%
Gross Profit	6,458	6,282	2.8%	5.0%
Gross Profit Margin (%)	30.1	30.1	-
Income from Operations	869	905	(4.0)%	(1.3)%
Income from Operations Margin (%)	4.0	4.3	(30bps )
Adjusted EBITDA	2,415	2,009	20.2%	23.3%
Adjusted EBITDA Margin (%)	11.2	9.6	160 bps

Total revenues increased 2.9% in 3Q25 compared to 3Q24, partially offset by the depreciation of some currencies against the Mexican peso, but they grew 4.5% on a currency-neutral basis, reflecting a positive performance in Colombia, Ecuador and Chile, offsetting the negative results in Mexico which reflect the closing of 423 stores for the last twelve months. During the quarter, the net store base increased by 70 units, reaching a total of 4,391 locations across our territories as of September 30, 2025. During the last twelve months, there were 145 net closings. Same-store sales increased by an average of 0.8% in Mexican pesos and 4.1% on a currency-neutral basis despite the negative performance of the stores in Mexico, reflecting the strong results of Colombia and Chile.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

October 28, 2025 | Page 6

Gross profit was 30.1% of total revenues, representing a flat margin year on year, reflecting higher retail sales in Colombia, partially offset by lower sales in Mexico, which included the closure of stores.

Income from operations represented 4.0% of total revenues, a contraction of 30 basis points from 4.3%, resulting in a decrease of 4.0% relative to the comparable period, reflecting the effects of operating deleverage in Mexico and an increase in labor expenses in our operations in South America and expansion-related expenses in Colombia. On a comparable basis, however, income from operations declined 1.3%.

FUEL

3Q25 Financial Summary – Fuel

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	3Q25	3Q24	Var.
Same-station sales (thousands of Ps.)	9,703.3	8,960.8	8.3%
Total Revenues	17,933	17,076	5.0%
Gross Profit	2,112	2,111	0.1%
Gross Profit Margin (%)	11.8	12.4	(60bps )
Income from Operations	824	831	(0.8)%
Income from Operations Margin (%)	4.6	4.9	(30bps )
Adjusted EBITDA	1,164	1,189	(2.1)%
Adjusted EBITDA Margin (%)	6.5	7.0	(50bps )

Total revenues increased 5.0% in 3Q25 compared to 3Q24, reflecting a 8.3% average same-station sales increase, driven by 9.6% growth in average volume and 1.2% decrease in the average price per liter, partially offset by a decline in volume of our wholesale business. The OXXO Gas retail network had 558 points of sale as of September 30, 2025.

Gross profit was 11.8% of total revenues, representing a 60-basis point year-on-year contraction, driven by an increase in cost of sales above our topline, related to a softening of per unit margins.

Income from operations represented 4.6% of total revenues and a 0.8% decrease, almost flat compared to 3Q24. Operating expenses increased 0.6% to Ps. 1,288 million, mainly reflecting ongoing efforts to drive efficiencies, and operate with a leaner organization to face the voluntary industry-wide price commitments.

October 28, 2025 | Page 7

FEMSA Retail Operations Summary

Total Revenue Growth (% vs year ago)

3Q25
Proximity Americas
OXXO[1]	4.8%
México	4.5%
OXXO Latam[2]	14.0%

Other Proximity Americas formats
Bara	31.5%
OXXO Brazil[3]	37.1%

Proximity Europe[4]	3.3%
OXXO Gas	5.0%

FEMSA Health[5]	4.5%
Chile	7.7%
Colombia	19.8%
Ecuador	7.7%
México	(40.2)%

1	OXXO Consolidated figures shown in MXN including currency effects Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru, figure shown in MXN.
3	Local currency (BRL).
Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

Total Unit Growth (% vs year ago)

3Q25
Proximity Americas
OXXO[1]	5.7%
México	4.9%
OXXO Latam[2]	0.2%

Other Proximity Americas formats
Bara	37.7%
OXXO Brazil[3]	8.0%

Proximity Europe[4]	(0.2)%
OXXO Gas	(1.9)%

FEMSA Health	(3.1)%
Chile	5.5%
Colombia	17.3%
Ecuador	8.1%
México	(24.3)%

1	Includes Mexico, Latam and US operations.
2	Includes OXXO Colombia, Chile and Perú.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Includes company owned and franchised units.

Same-Store Sales Growth

3Q25
Proximity Americas
OXXO[1]	1.8%
México	1.3%
OXXO Latam[2]	16.2%

Other Proximity Americas formats
Bara	10.8%
OXXO Brazil[3]	22.0%

Proximity Europe[4]	N.A.
OXXO Gas[5]	8.3%

FEMSA Health[5]	4.1%
Chile	5.8%
Colombia	23.3%
Ecuador	0.4%
México	(11.9)%

1	OXXO Consolidated figures shown in MXN including currency effects. Excludes OXXO US operations
2	Includes OXXO Colombia, Chile and Peru.
3	Local currency (BRL).
Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Local currency weighted average. Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.
6	Local currency (CLP).
7	Local currency (COP).
8	Local currency (USD).

October 28, 2025 | Page 8

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.8 million users during the quarter to reach 15.3 million total acquired users in 3Q25, compared to 12.5 million users in 3Q24. This represents an increase of 22.3% YoY and a 1.7% compound monthly growth rate. Active users represented 64.8% of the total acquired user base representing 20.5% growth YoY and reaching 9.9 million. Total transactions per month increased 38.7% during the quarter to reach an average of 84.1 million per month in 3Q25, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.6 million users during the quarter to reach 60.9 million total acquired users in 3Q25, compared to 50.1 million users in 3Q24. This represents an increase of 21.6% YoY and a 1.6% compound monthly growth rate. Active users represented 45.5% of the total acquired user base representing 16.4% growth YoY and reaching 27.7 million. The average tender during the quarter was 48.2%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

October 28, 2025 | Page 9

RESULTS FOR THE FIRST NINE MONTHS OF 2025

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2025	2024	Var.	Comp. (A)
Total Revenues	620,850	572,866	8.4%	3.6%
Gross Profit	250,148	230,365	8.6%	5.4%
Gross Profit Margin (%)	40.3	40.2	10 bps
Income from Operations	49,442	47,990	3.0%	(0.2)%
Operating Margin (%)	8	8.4	(40 bps )
Adjusted EBITDA[1]	85,573	81,065	5.6%	2.0%
Adjusted EBITDA Margin (%)	13.8	14.2	(40 bps )
Consolidated Net Income	20,359	30,697	(33.7)%

Total revenues increased 8.4%, reflecting growth across all our business units, currency tailwinds, and the consolidation of the results of our US operations.

Gross profit rose by 8.6%. Gross margin remained stable at 40.3% of total revenues, reflecting a gross margin increase at Proximity Americas, partially offset by declines in Europe and nearly flat margin at Coca Cola FEMSA and the Health and Fuel Divisions.

Income from operations increased 3.0%. Our consolidated operating margin decreased 40 basis points to 8.0% of total revenues, reflecting a margin contraction at the Proximity Americas Division, nearly flat margins at Proximity Europe, Coca-Cola FEMSA, Health, and Fuel.

Our effective income tax rate was 36.7% for the first nine months of 2025, compared to 31.7% in 2024. Our income tax provision was Ps. 12,855 million for the first nine months of 2025, reflecting: i) non-deductible tax losses from Spin and non-deductible labor related expenses in Mexico, both of which weighed more heavily given the lower pre-tax profits caused by FX losses relating to our US dollar cash balances, ii) a one-time non-recurrent payment related to a contingency from 2018; and iii) higher than usual reversal of deferred tax assets given the lower likelihood of using such assets in the future. As we have expanded our labor force in Mexico retail and beverages, labor has increased faster than revenues, thus increasing the relative weight of the non-deductible portion as a percentage of total expenses.

Net consolidated income was Ps. 20,359 million reflecting a decline of 33.7% compared to 2024 explained by a higher base from the first nine months of 2024, which reflected: i) a non-cash foreign exchange gain of Ps. 9,258 million compared to a loss in 2025 of Ps. 4,917 million, related to FEMSA’s U.S. dollar-denominated cash position negatively impacted by the appreciation of the Mexican peso, ii) a higher net interest expense of Ps. 9,822 million, compared to Ps. 5,656 million in 2024 due to lower interest income, and iii) an increase in income taxes as explained above. This was partially offset by a higher other financial income of Ps. 1,856 million compared to a Ps. 808 million expense in 2024, reflecting a financial instrument gain of Ps. 1,583 million which included a remaining position of Heineken in the first nine months of last year, and a lower loss in net income from discontinued operations of Ps. 813 million compared to Ps. 3,227 million in 2024, which included our Solistica business (and related impairments) most of which was divested.

Net majority income per FEMSA Unit2 was Ps. 3.15 (US$1.72 per ADS).

Capital expenditures amounted to Ps. 31,115 million, an increase of 2.4% compared to 2024, reflecting higher investments at Coca-Cola FEMSA to expand production and distribution capacity offset by a reduction in the remainder of our divisions.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2025 was 3,469,469,527, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2025 | Page 10

RECENT DEVELOPMENTS

•	On August 11 of 2025, we informed that BradyPLUS and Imperial Dade have announced that they have entered into a definitive agreement to combine their companies via an all-equity merger transaction. BradyPLUS is a provider of janitorial and sanitation, foodservice, and industrial packaging products and solutions in the United States. FEMSA currently owns a minority stake of BradyPLUS. Imperial Dade is a distributor of foodservice packaging, commercial cleaning supplies, janitorial equipment, and industrial packaging in the United States.

FEMSA supported the transaction, which we expect will expand the combined company’s geographic reach, enhance its ability to serve its customers, and generate synergies. FEMSA will remain invested in the combined company with approximately 19% and will have representation on its board. The transaction is subject to customary regulatory approvals.

•	On September 4 of 2025, we entered into definitive agreements with Raízen, S.A. (“Raízen”) to amicably terminate our joint venture in Brazil known as “Grupo Nós” that includes OXXO proximity stores and Shell Select convenience stores, allowing both companies to focus on their respective business‘ strategies. Under the terms of the agreement, FEMSA will retain all the OXXO stores in Brazil, as well as the distribution center located in Cajamar, São Paulo, while Raízen will retain all the Shell Select convenience stores. Completion of the separation of the OXXO stores and the Shell Select convenience stores is subject to regulatory approvals and other customary conditions and is expected to close in the coming months.

•	On September 17 of 2025, we announced that based on our senior leadership succession planning process, and consistent with the plan detailed on FEMSA’s Fourth Quarter and Full Year 2024 earnings press release dated February 27, 2025, our Board of Directors has appointed Jose Antonio Fernández Garza-Lagüera, currently CEO of FEMSA Proximity & Health, to become FEMSA’s Chief Executive Officer effective as of November 1st, 2025.

•	FEMSA is saddened by the recent passing of Ricardo Guajardo Touché, a distinguished member of Coca Cola FEMSA’s Board Of Directors and a valued part of the Coca-Cola FEMSA and FEMSA’s family. Mr. Guajardo served for years as a trusted voice on various FEMSA governance bodies. His leadership, wisdom, and unwavering commitment were instrumental in guiding FEMSA and Coca-Cola FEMSA through key moments of growth and transformation.

•	FEMSA extends its condolences and support to our teams’, their families, and all the communities affected by the floods occurred during the month of October in central and Northeast Mexico. In line with our principles and protocols, FEMSA has mobilized efforts to support the communities, and aid in the recovery of the region. A part of this, FEMSA coordinated with local authorities to provide humanitarian relief, including donations of water, food, and essential supplies to the most impacted areas. These efforts underscore the FEMSA’s dedication to supporting the broader community, including support to our own employees and their families. FEMSA remains committed to long-term recovery and resilience in the region.

CONFERENCE CALL INFORMATION

Our Third quarter 2025 Conference Call will be held on: Tuesday, October 28, 2025, 10:30 AM Eastern Time (8:30 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/65yp7xh9/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

October 28, 2025 | Page 11

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2025, which was 18.3442 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2025, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2025, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2025, or on our internal control over financial reporting as of December 31, 2025. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Ten pages of tables to follow

October 28, 2025 | Page 12

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp.	2025	% of rev.	2024	% of rev.	% Var.	% Comp.
Total revenues	214,638	100.0	196,771	100.0	9.1	4.9	620,850	100.0	572,866	100.0	8.4	3.6
Cost of sales	128,929	60.1	117,399	59.7	9.8		370,702	59.7	342,500	59.8	8.2
Gross profit	85,709	39.9	79,372	40.3	8.0	7.7	250,148	40.3	230,365	40.2	8.6	5.4
Administrative expenses	9,794	4.6	9,667	4.9	1.3		29,523	4.8	27,514	4.8	7.3
Selling expenses	58,023	27.0	52,565	26.7	10.4		171,772	27.7	154,707	27.0	11.0
Other operating expenses (income), net (1)	(233)	(0.1)	(234)	(0.1)	(0.4)		(590)	(0.1)	154	-	N.S.
Income from operations (2)	18,126	8.4	17,374	8.8	4.3	6.5	49,442	8.0	47,990	8.4	3.0	(0.2)
Other non-operating expenses (income)	436		40		N.S.		1,536		664		N.S.
Interest expense	5,470		4,818		13.5		15,908		14,747		7.9
Interest income	1,907		2,612		(27.0)		6,086		9,092		(33.1)
Interest expense, net	3,563		2,206		61.5		9,822		5,656
Foreign exchange loss (gain)	1,261		(4,254)		N.S.		4,917		(9,258)		N.S.
Other financial expenses (income), net	(55)		475		N.S.		(1,856)		808		N.S.
Financing expenses, net	4,769		(1,573)		N.S.		12,883		(2,794)		N.S.
Income before income tax and participation in associates results	12,920		18,906		(31.7)		35,023		50,120		(30.1)
Income tax	3,785		5,936		(36.2)		12,855		15,886		(19.1)
Participation in associates results (3)	(151)		24		N.S.		(995)		(311)		N.S.
Continued Operations net income (Loss)	8,984		12,994		(30.9)		21,172		33,924		(37.6)
Discontinued Operations net income (Loss)	(3,146)		(3,752)		(16.2)		(813)		(3,227)		N.S.
Consolidated net income (Loss)	5,838		9,243		(36.8)		20,359		30,697		(33.7)
Net majority income	2,415		5,897		(59.0)		10,919		21,366		(48.9)
Net minority income	3,423		3,345		2.3		9,441		9,331		1.2

Operative Cash Flow & CAPEX	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)	2025	% of rev.	2024	% of rev.	% Var.	% Comp.(A)
Income from operations	18,126	8.4	17,374	8.8	4.3	6.5	49,442	8.0	47,990	8.4	3.0	(0.2)
Depreciation	10,316	4.8	8,942	4.5	15.4		29,897	4.8	25,788	4.5	15.9
Amortization & other non-cash charges	2,401	1.1	2,640	1.3	(9.1)		6,234	1.0	7,287	1.3	(14.4)
Adjusted EBITDA	30,843	14.4	28,956	14.7	6.5	8.1	85,573	13.8	81,065	14.2	5.6	2.0
CAPEX	13,128		12,138		8.2		31,115		30,380		2.4

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

October 28, 2025 | Page 13

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Sep-25	Dec-24	% Inc.
Cash and cash equivalents	123,635	139,834	(11.6)
Investments	25,304	43,212	(41.4)
Accounts receivable	44,487	43,192	3.0
Inventories	63,485	67,464	(5.9)
Other current assets	39,506	34,214	15.5
Current Assets Available for sale	-	14,395	(100.0)
Total current assets	296,417	342,311	(13.4)
Investments in shares	27,252	28,697	(5.0)
Property, plant and equipment, net	186,916	177,511	5.3
Right of use	98,236	97,960	0.3
Intangible assets (1)	145,802	146,336	(0.4)
Other assets	53,338	58,721	(9.2)

TOTAL ASSETS	807,961	851,536	(5.1)

LIABILITIES & STOCKHOLDERS’ EQUITY	Sep-25	Dec-24	% Inc.
Bank loans	3,535	3,775	(6.4)
Current maturities of long-term debt	13,759	2,947	N.S.
Interest payable	1,949	1,802	8.2
Current maturities of long-term leases	15,021	13,796	8.9
Operating liabilities	186,704	173,658	7.5
Short term liabilities available for sale	-	6,952	(100.0)
Total current liabilities	220,968	202,930	8.9
Long-term debt (2)	130,822	141,482	(7.5)
Long-term leases	94,383	94,299	0.1
Laboral obligations	9,381	8,968	4.6
Other liabilities	24,968	22,726	9.9
Total liabilities	480,522	470,405	2.2
Total stockholders’ equity	327,439	381,131	(14.1)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	807,961	851,536	(5.1)

	September 30, 2025
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	49.8%	8.8%
U.S. Dollars	30.1%	3.6%
Euros	7.3%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	1.6%	8.6%
Argentine pesos	0.3%	37.4%
Brazilian reais	9.8%	10.9%
Chilean pesos	1.1%	6.1%
Total debt	100.0%	7.1%

Fixed rate (2)	84.3%
Variable rate (2)	15.7%

DEBT MATURITY PROFILE	2025	2026	2027	2028	2029	2030+
% of Total Debt	1.7%	10.9%	8.1%	11,1%	3.9%	64.4%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 28, 2025 | Page 14

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended September 30, 2025
(In million of U.S. dollars) Non IFRS Financial data (unaudited)	Reported Adj. EBITDA	Adjustments	Adj. EBITDA ex-KOF[3]
Proximity Division & Europe	2,974	-	2,974
Fuel	229	-	229
Health Division	476	-	476
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	3,118	(3,118)	-
Other[2]	(239)	-	(239)
FEMSA Consolidated	6,558	(3,118)	3,440

Dividends Received[3]	-	338	338

FEMSA Consolidated ex-KOF	6,558	(2,780)	3,778

(In million of U.S. dollars)	As of September 30, 2025
Non IFRS Financial data (unaudited)	Reported	Adjustments	exKOF
Cash & Equivalents	6,217	-	6,217
Coca-Cola FEMSA Cash & Equivalents	1,902	(1,902)	-
Cash & Equivalents	8,119	(1,902)	6,217

Financial Debt[4]	3,841	-	3,841
Coca-Cola FEMSA Financial Debt	4,233	(4,233)	-
Lease Liabilities	5,808	-	5,808
Coca-Cola FEMSA Lease Liabilities	156	(156)	-
Debt	14,038	(4,389)	9,649

FEMSA Net Debt	5,919	(2,487)	3,432

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for September 30, 2025 which was 18.3442  MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$338 mm during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares during the last twelve months.

October 28, 2025 | Page 15

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported

Total Shares Outstanding(1)(1)
FEMSA Units Outstanding(1)	3,469,469,527

	YTD	3Q25
Net majority income	10,919	2,415

# FEMSA Units Outstanding(1)	3,469,469,527

EPS (Mxn Ps. / Unit)	3.15	0.70

Proforma

Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)	3,469,469,527

Shares in Treasury
FEMSA Units Outstanding(1)	29,748,518

	YTD	3Q25
Net majority income	10,919	2,415

# FEMSA Units Outstanding(1)	3,439,721,009

EPS (Mxn Ps. / Unit)	3.17	0.70

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.
(2) At our Shareholders meeting held on April 11 of 2025, the cancellation of the shares acquired from the stock repurchase program during the period from November 2023 to March 2025 was approved.  The total FEMSA Units Cancelled are for the amount of 108,756,743 units. This includes 102,201,323 from November 2023 to December 2024, as well as 6.555,420 units bought during the current year from January 2025 to March 2025.

October 28, 2025 | Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp	2025	% of rev.	2024	% of rev.	% Var.	% Comp
Total revenues	84,738	100.0	77,594	100.0	9.2	4.8	243,582	100.0	226,205	100.0	7.7	2.8
Cost of sales	46,617	55.0	43,261	55.8	7.8		136,068	55.9	127,822	56.5	6.5
Gross profit	38,121	45.0	34,333	44.2	11.0	8.8	107,515	44.1	98,383	43.5	9.3	6.8
Administrative expenses	2,630	3.1	2,612	3.4	0.7		7,479	3.1	6,382	2.8	17.2
Selling expenses	27,945	33.0	24,640	31.8	13.4		80,340	33.0	71,994	31.8	11.6
Other operating expenses (income), net	86	0.1	114	0.1	(25.0)		306	0.1	302	0.1	1.4
Income from operations	7,460	8.8	6,966	9.0	7.1	6.6	19,389	8.0	19,701	8.7	(1.6)	(6.6)
Depreciation	3,961	4.7	3,499	4.5	13.2		11,658	4.8	10,243	4.5	13.8
Amortization & other non-cash charges	412	0.5	710	0.9	(42.0)		1,217	0.5	1,740	0.8	(30.0)
Adjusted EBITDA	11,833	14.0	11,175	14.4	5.9	7.4	32,265	13.2	31,685	14.0	1.8	(1.5)
CAPEX	4,059		4,128		(1.7)		10,739		12,336		(12.9)

Information of OXXO Stores
Total stores							25,378		24,008		5.70%
Stores Mexico							24,057		22,931		4.90%
Stores LATAM							1,079		1,077		0.20%
Stores USA							242		-		-

Net new convenience stores:
vs. Last quarter	198		328		(39.6)
Year-to-date	916		1,142		(19.8)
Last-twelve-months	1,370		1,656		(17.3)

Same-store data: (2)
Sales (thousands of pesos)	1,011.2		994.2		1.7		984.90		986.3		(0.1)
Traffic (thousands of transactions)	17.0		17.5		(3.1)		16.7		17.6		(5.4)
Ticket (pesos)	59.6		56.8		4.9		59.0		55.9		5.6

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) This includes 249 stores from our acquisition of Delek’s retail operations, in the USA.

(2) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 28, 2025 | Page 17

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp	2025	% of rev.	2024	% of rev.	% Var.	% Comp
Total revenues	14,837	100.0	13,480	100.0	10.1	3.3	42,811	100.0	35,885	100.0	19.3	3.4
Cost of sales	8,634	58.2	7,845	58.2	10.1		24,944	58.3	20,556	57.3	21.4
Gross profit	6,203	41.8	5,635	41.8	10.1	3.4	17,867	41.7	15,330	42.7	16.6	1.0
Administrative expenses	927	6.3	920	6.8	0.8		2,790	6.5	2,595	7.2	7.5
Selling expenses	4,582	30.9	4,156	30.8	10.3		13,414	31.3	11,375	31.7	17.9
Other operating expenses (income), net	(12)	-0.1	13	0.1	(194.3)		(62)	(0.1)	(21)	(0.1)	196.4
Income from operations	706	4.8	547	4.1	29.1	20.7	1,725	4.0	1,380	3.8	25.0	8.0
Depreciation	1,374	9.3	1,221	9.1	12.6		4,078	9.5	3,448	9.6	18.2
Amortization & other non-cash charges	208	1.4	125	0.9	66.4		415	1.0	400	1.1	3.7
Adjusted EBITDA	2,288	15.4	1,893	14.0	20.9	13.3	6,217	14.5	5,229	14.6	18.9	2.8
CAPEX	471		614		(23.2)		1,082		1,283		(15.7)

October 28, 2025 | Page 18

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp	2025	% of rev.	2024	% of rev.	% Var.	% Comp
Total revenues	21,483	100.0	20,883	100.0	2.9	4.5	65,305	100.0	57,931	100.0	12.7	6.1
Cost of sales	15,024	69.9	14,601	69.9	2.9		45,898	70.3	40,704	70.3	12.8
Gross profit	6,458	30.1	6,282	30.1	2.8	5.0	19,407	29.7	17,227	29.7	12.7	6.0
Administrative expenses	672	2.8	1,099	5.3	(45.2)		2,298	3.5	3,225	5.6	(28.7)
Selling expenses	4,865	23.0	4,266	20.4	15.6		14,614	22.4	11,709	20.2	24.8
Other operating expenses (income), net	53	0.2	11	0.1	395.1		41	0.1	12	-	239.1
Income from operations	869	4.0	905	4.3	(4.0)	(1.3)	2,454	3.8	2,282	3.9	7.6	1.0
Depreciation	897	4.2	834	4.0	7.6		2,731	4.2	2,366	4.1	15.4
Amortization & other non-cash charges	648	3.0	270	1.3	139.9		1,190	1.8	786	1.4	51.5
Adjusted EBITDA	2,415	11.2	2,009	9.6	20.2	23.3	6,376	9.8	5,434	9.4	17.3	9.7
CAPEX	325		530		(38.6)		938		1,089		(13.9)

Information of Locations
Total Locations							4,391		4,532		(3.1)
Locations Mexico							1,315		1,738		(24.3)
Locations South America							3,078		2,798		10.0

Net new locations:
vs. Last quarter	70		36		N.S.
Year-to-date	(270)		58		N.S.
Last-twelve-months	(141)		185		N.S.

Same-store data: (1)
Sales (thousands of pesos)	1,005.20		996.9		0.8		1,003.50		916.1		9.5
Same-store data: (1)
Sales (thousands of pesos)					4.1
Mexico					-11.9
Chile					5.8
Colombia					23.3
Ecuador					0.4

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

October 28, 2025 | Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp	2025	% of rev.	2024	% of rev.	% Var.	% Comp
Total revenues	17,933	100.0	17,076	100.0	5.0	N.A.	50,271	100.0	49,034	100.0	2.5	N.A.
Cost of sales	15,821	88.2	14,965	87.6	5.7		44,195	87.9	43,170	88.0	2.4
Gross profit	2,112	11.8	2,111	12.4	0.1	N.A.	6,076	12.1	5,864	12.0	3.6	N.A.
Administrative expenses	55	0.3	47	0.3	18.5		225	0.4	235	0.5	(4.2)
Selling expenses	1,220	6.8	1,241	7.3	(1.7)		3,745	7.5	3,590	7.3	4.3
Other operating expenses (income), net	12	0.1	(8)	-	N.S.		25	0.1	(24)	-	N.S.
Income from operations	824	4.6	831	4.9	(0.8)	N.A.	2,081	4.1	2,064	4.2	0.8	N.A.
Depreciation	304	1.7	298	1.7	2.1		910	1.8	881	1.8	3.3
Amortization & other non-cash charges	35	0.2	60	0.4	(41.2)		114	0.2	110	0.2	3.8
Adjusted EBITDA	1,164	6.5	1,189	7.0	(2.1)		3,104	6.2	3,054	6.2	1.6
CAPEX	54		119		(54.9)		109		213		(48.7)

Information of OXXO GAS Service Stations
Total service stations							558		569		(1.9)
Net new service stations:
vs. Last quarter	-1		-1		N.S.
Year-to-date	-13		-1		N.S.
Last-twelve-months	-11		-2		N.S.

Volume (millions of liters) total stations	718		655		9.6

Same-stations data: (1)
Sales (thousands of pesos)	9,703.3		8,960.8		8.3		9,059.2		8,524.5		6.3
Volume (thousands of liters)	441.7		402.9		9.6		409.7		391.6		4.6
Average price per liter	22.0		22.2		(1.2)		22.1		21.8		1.6

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 28, 2025 | Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2025	% of rev.	2024	% of rev.	% Var.	% Comp	2025	% of rev.	2024	% of rev.	% Var.	% Comp
Total revenues	71,884	100.0	69,601	100.0	3.3	5.1	213,984	100.0	203,873	100.0	5.0	4.9
Cost of sales	39,493	54.9	37,507	53.9	5.3		117,134	54.7	110,987	54.4	5.5
Gross profit	32,391	45.1	32,094	46.1	0.9	2.4	96,850	45.3	92,886	45.6	4.3	4.7
Administrative expenses	3,722	5.2	3,338	4.8	11.5		11,256	5.3	10,080	4.9	11.7
Selling expenses	18,634	25.9	19,087	27.4	(2.4)		56,916	26.6	53,995	26.5	5.4
Other operating expenses (income), net	(256)	(0.4)	31	-	(925.8)		(555)	(0.3)	774	0.4	(171.8)
Income from operations	10,291	14.3	9,638	13.8	6.8	6.2	29,234	13.7	28,037	13.8	4.3	2.8
Depreciation	3,215	4.5	2,858	4.1	12.5		9,445	4.4	8,110	4.0	16.5
Amortization & other non-cash charges	943	1.3	1,504	2.2	(37.3)		2,260	1.1	3,897	1.9	(42.0)
Adjusted EBITDA	14,449	20.1	14,001	20.1	3.2	4.0	40,939	19.1	40,044	19.6	2.2	2.6
CAPEX	7,821		6,981		12.0		17,461		15,714		11.1

Sales volumes
(Millions of unit cases)
Mexico and Central America	612.1	59.1	629.0	60.4	(2.7)		1,802.2	59.0	1,904.5	60.5	(5.4)
South America	143.8	13.9	140.1	13.5	2.7		414.7	13.6	411.4	13.1	0.8
Brazil	279.2	27.0	272.0	26.1	2.6		839.9	27.5	829.7	26.4	1.2
Total	1,035.0	100.0	1,041.1	100.0	(0.6)		3,056.8	100.0	3,145.6	100.0	(2.8)

October 28, 2025 | Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2025	LTM (1) Sep-25	Sep-25		Sep-24
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.29%	2.39%	18.3800	1.0000	19.63	1.0000
Colombia	0.45%	4.43%	3,901.29	0.0047	4,164.21	0.0047
Brazil	0.13%	3.28%	5.32	3.4563	5.45	3.6029
Argentina	3.70%	21.76%	1,380.00	0.0133	970.50	0.0202
Chile	1.15%	3.29%	962.39	0.0191	897.68	0.0219
Switzerland	-0.18%	-0.10%	0.80	23.0907	0.84	23.2764
Euro Zone	0.01%	1.90%	0.85	21.5061	0.89	21.9593

(1) LTM = Last twelve months

October 28, 2025 | Page 22

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Agustin Bolio | agustin.bolio@kof.com kofmxinves@kof.com

Mexico City, October 24, 2025, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2025.

THIRD QUARTER HIGHLIGHTS

•	Volume declined 0.6%.

•	Revenue increased 3.3%, on a currency neutral basis revenue grew 4.7%.

•	Operating income increased 6.8%; on a currency neutral basis operating income increased 7.0%.

•	Majority net income increased 0.7%.

•	Earnings per share[1] were Ps. 0.35 (Earnings per unit were Ps. 2.81 and per ADS were Ps. 28.07.).

•	Now more than 60% of our total client base are digital monthly active buyers.

FIRST NINE MONTHS HIGHLIGHTS

•	Volume declined 2.8%.

•	Revenue increased 5.0%, on a currency neutral basis revenue grew 5.7%.

•	Operating income increased 4.3%, on a currency neutral basis operating income grew 2.9%.

•	Majority net income decreased 0.6%.

•	Earnings per share[1] were Ps. 0.97 (Earnings per unit were Ps. 7.78 and per ADS were Ps. 77.80.).

FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q25	YTD 2025	3Q25	YTD 2025	3Q25	YTD 2025	3Q25	YTD 2025
As Reported	Consolidated	3.3%	5.0%	0.9%	4.3%	6.8%	4.3%	0.7%	(0.6)%
	Mexico & Central America	(0.2)%	1.6%	(2.6)%	(0.1)%	1.1%	(3.4)%
	South America	8.7%	10.4%	7.2%	12.5%	19.7%	22.3%

Comparable (2)	Consolidated	4.7%	5.7%	2.0%	4.6%	7.0%	2.9%
	Mexico & Central America	(0.2)%	(0.5)%	(2.5)%	(2.1)%	1.2%	(5.5)%
	South America	12.5%	16.4%	10.4%	18.1%	20.4%	23.1%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“During the third quarter, we delivered gradual sequential improvements in our results amid a challenging environment. Total volume declined slightly, driven mainly by Mexico as we navigated a softer macro environment that continues to weigh on consumption. On the other hand, South America delivered a resilient performance with volume growth across most of our territories, demonstrating the adaptability of our business across regions.

In terms of profitability, we protected our margins mainly due to the implementation of mitigation actions to adapt to the environment, controlling expenses and generating efficiencies, recognizing a more difficult than expected 2025.

As we look beyond this year, we will leverage Coca-Cola FEMSA’s ability to adapt to challenging operating conditions including the impact of the beverage excise tax increase in Mexico. We are confident that focusing on our sustainable growth model, combined with short-term revenue growth management and affordability initiatives, productivity and cost control measures and a revised CAPEX investment level, is the best way to navigate these conditions while generating value for our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 2 of 17

RECENT DEVELOPMENTS

•	The Company is saddened by the recent passing of Ricardo Guajardo Touché, a distinguished member of our Board of Directors and a valued part of the Coca-Cola FEMSA family. Mr. Guajardo served for years as a trusted voice on our Board. His leadership, wisdom, and unwavering commitment were instrumental in guiding Coca-Cola FEMSA through key moments of growth and transformation.

•	Coca-Cola FEMSA extends its condolences and support to our teams’, their families, and all the communities affected by the floods occurred during the month of October in central and Northeast Mexico. In line with our principles and protocols, the Company has mobilized efforts to support the communities, and aid in the recovery of the region. As part of this, the Company coordinated with local authorities to provide humanitarian relief, including donations of water, food, and essential supplies to the most impacted areas. These efforts underscore the Company’s dedication to supporting the broader community, including support to our own employees and their families. Coca-Cola FEMSA remains committed to long-term recovery and resilience in the region.

•	Coca-Cola FEMSA was assessed in S&P Global’s 2025 Corporate Sustainability Assessment (CSA), achieving a score of 79/100 — an increase of 9 points compared to the previous year. This progress reflects our resilience and commitment to continuous improvement, reaffirming our leadership in sustainability across Latin America and the beverage industry.

•	On October 15, 2025, Coca-Cola FEMSA paid the third installment of the ordinary dividend approved for Ps. 0.23 per share, for a total cash distribution of Ps. 3,865.5 million.

•	On October 16, the Mexican House of Representatives approved the Federal Revenue Law proposed by the Executive Branch, which includes an increase in the excise tax on sugar-sweetened beverages from Ps. 1.64 to Ps. 3.08 per liter, as well as the introduction of a new excise tax of Ps. 1.5 per liter on beverages sweetened with non-caloric sweeteners. This legislation is currently pending approval by the Mexican Senate.

In response, the Coca-Cola System in Mexico has proactively engaged with local authorities to discuss the proposed tax measures. We reaffirm our commitment to promoting calorie reduction, encouraging the consumption of low- and non-caloric products, in line with our strategic priorities, and upholding responsible marketing practices, while maintaining an open and constructive dialogue with authorities on this important matter.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 3 of 17

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable(1)
Expressed in millions of Mexican pesos	3Q 2025	3Q 2024	Δ%	Δ%
Total revenues	71,884	69,601	3.3%	4.7%
Gross profit	32,391	32,094	0.9%	2.0%
Operating income	10,291	9,638	6.8%	7.0%
Adj. EBITDA (2)	14,449	14,001	3.2%	4.0%

Volume decreased 0.6% to 1,035.0 million unit cases, driven mainly by volume declines in Mexico and Panama. These declines were partially offset by volume increases in Brazil, Colombia, Argentina, Guatemala, Costa Rica and Nicaragua.

Total revenues increased 3.3% to Ps. 71,884 million. This increase was driven mainly by revenue management initiatives, partially offset by a slight volume decline, promotional activity and the unfavorable translation effect driven mainly by the depreciation of the Argentine peso and most of our operating currencies in Central America into Mexican Pesos. Excluding currency translation effects, total revenues increased 4.7%.

Gross profit increased 0.9% to Ps. 32,391 million, and gross margin contracted 100 basis points to 45.1%. This contraction was driven mainly by unfavorable mix, promotional activity and fixed costs such as labor and depreciation, coupled with lower operating leverage. These effects were partially offset by lower sweetener and PET costs coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 2.0%.

Operating income increased 6.8% to Ps. 10,291 million, and operating margin expanded 50 basis points to 14.3%. This margin expansion was driven mainly by expense efficiencies such as freight and marketing across our operations, coupled with an operative foreign exchange gain of Ps. 158 million as compared to a loss of Ps. 348 million during the same period of the previous year. In addition, this quarter we recognized one-time income of Ps. 218 million, net of expenses, related to insurance claims from the floods that impacted Brazil, in May 2024. These effects were partially offset by higher expenses such as labor and IT, coupled with an increase in depreciation. Excluding currency translation effects, operating income increased 7.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,290 million, compared to an expense of Ps. 823 million in the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 1,322 million as compared to Ps. 1,059 million in the same period of the previous year driven by a reduction interest income due to lower cash position and interest rates in Mexico and Argentina.

In addition, we recognized a foreign exchange loss of Ps. 65 million in the third quarter of 2025 as compared to a gain of Ps. 49 million in the same period of the previous year. The loss this year was driven mainly by the quarterly appreciation of the Mexican Peso and Brazilian Real as applied to our U.S. dollar-denominated net debt position.

In addition, we recorded a loss in financial instruments of Ps. 39 million, as compared to a gain of Ps. 86 million recorded in the same period of the previous year, driven mainly higher interest rates in Brazil.

These effects were partially offset by higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 136 million as compared to a gain of Ps. 100 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 30.9% as compared to 31.5% during the same period of 2024. This decrease was driven mainly by deferred taxes recognized in the same period of the previous year, partially offset by non-creditable taxes in Mexico and non-recurring effects from previous fiscal years.

Net income attributable to equity holders of the company increased 0.7% to reach Ps. 5,898 million. This increase was driven mainly by operating income growth, partially offset by an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.35 (Earnings per unit were Ps. 2.81 and per ADS were Ps. 28.07.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 5 of 17

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable(1)
Expressed in millions of Mexican pesos	YTD 2025	YTD 2024	Δ%	Δ%
Total revenues	213,984	203,873	5.0%	5.7%
Gross profit	96,850	92,886	4.3%	4.6%
Operating income	29,234	28,037	4.3%	2.9%
Adj. EBITDA (2)	40,939	40,044	2.2%	2.6%

Volume decreased 2.8% to 3,056.8 million unit cases, driven mainly by volume declines in Mexico, Colombia and Panama. These declines were partially offset by increases in Brazil, Guatemala, Argentina, Uruguay, and Nicaragua.

Total revenues increased 5.0% to Ps. 213,984 million. This increase was driven mainly by revenue management initiatives, partially offset by volume decline and the unfavorable translation effect from the Argentine Peso into Mexican pesos. Excluding currency translation effects, total revenues increased 5.7%.

Gross profit increased 4.3% to Ps. 96,850 million, and gross margin contracted 30 basis points to 45.3%. This contraction was driven mainly by higher fixed costs, such as labor and maintance, coupled with the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and top-line growth. Excluding currency translation effects, gross profit increased 4.6%.

Operating income increased 4.3% to Ps. 29,234 million, and operating margin contracted 10 basis points to 13.7%. This margin contraction was driven mainly by lower operating leverage, driven by an increase in expenses such as labor, maintenance, and depreciation. In addition, we recognized insurance claims in Mexico and Brazil. These effects were partially offset by lower freight expenses and an operative foreign exchange gain of Ps. 515 million as compared to a loss of Ps. 740 million during the same period of the previous year. Excluding currency translation effects, operating income increased 2.9%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 3,588 million, compared to an expense of Ps. 2,918 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 4,049 million as compared to Ps. 3,415 million in the same period of the previous year as a result of higher interest expense mainly driven by our U.S. dollar-denominated bond due 2035 issued during the second quarter, coupled with an increase in interest rates in Brazil and new financing in Argentina and Colombia. Additionally, we recorded a reduction in our interest income driven by lower interest income due to lower notional and interest rates in Mexico and Argentina.

Moreover, we recognized a foreign exchange loss of Ps. 62 million as compared to a gain of Ps. 249 million in the same period of the previous year, the gain in the previous year was driven mainly by the appreciation of the Brazilian Real as applied to our U.S. dollar-denominated cash position during the same period of the previous year.

These effects were partially offset by a higher gain in financial instruments of Ps. 249 million as compared to a gain of Ps. 101 million in the same period of the previous year, resulting from the valuation of short-to-mature financial instruments in Brazil.

Finally, we recognized a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 275 million as compared to a gain of Ps. 147 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 33.4% as compared to 32.5% during the same period of 2024. This increase was driven mainly by non-recurring effects from previous fiscal years coupled with non-creditable taxes.

Net income attributable to equity holders of the company was Ps. 16,343 million as compared to Ps 16,445 million during the same period of the previous year. This decrease was driven mainly by a higher comprehensive financing result coupled with an increase in income taxes that were partially offset by an increase in our operating income. Earnings per share1 were Ps. 0.97 (Earnings per unit were Ps. 7.78 and per ADS were Ps. 77.80.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2025	3Q 2024	Δ%	Δ%
Total revenues	42,467	42,546	(0.2)%	(0.2)%
Gross profit	20,163	20,691	(2.6)%	(2.5)%
Operating income	6,787	6,711	1.1%	1.2%
Adj. EBITDA (2)	9,280	9,411	(1.4)%	(1.4)%

Volume declined 2.7%, driven by volume decreases in Mexico and Panama that were partially offset by volume growth in Guatemala, Nicaragua, and Costa Rica. This volume decline was driven mainly by unfavorable weather conditions and a softer macroeconomic environment.

Total revenues decreased 0.2% to Ps. 42,467 million. This performance was driven mainly by volume decline, promotional activity and unfavorable mix effects which were partially offset by revenue management initiatives. Excluding currency translation effects, total revenues decreased 0.2%.

Gross profit decreased 2.6% to Ps. 20,163 million, and gross margin contracted 110 basis points to 47.5%. This margin contraction was driven mainly by unfavorable mix effects and promotional activity, lower operating leverage, and higher fixed costs such as labor. These effects were partially offset by lower sweetener and PET costs, coupled with the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit decreased 2.5%.

Operating income increased 1.1% to Ps. 6,787 million, and operating margin expanded 20 basis points to 16.0%. This margin expansion was driven mainly by a decrease in operating expenses such as freight coupled with an operative foreign exchange gain as compared to a loss during the same period of the previous year. These effects were partially offset by lower operating leverage, an increase in expenses such as labor and IT. Excluding currency translation effects, operating income increased 1.2%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 8 of 17

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2025	3Q 2024	Δ%	Δ%
Total revenues	29,416	27,056	8.7%	12.5%
Gross profit	12,228	11,403	7.2%	10.4%
Operating income	3,505	2,927	19.7%	20.4%
Adj. EBITDA (2)	5,169	4,590	12.6%	15.4%

Volume increased 2.6% to 423.0 million unit cases, driven mainly by volume growth in Brazil, Colombia, and Argentina, coupled with flattish performance in Uruguay.

Total revenues increased 8.7% to Ps. 29,416 million. This increase was driven mainly by revenue management initiatives and favorable mix effects, offsetting unfavorable currency translation driven by the depreciation of the Argentine Peso into Mexican Pesos. Excluding currency translation effects, total revenues increased 12.5%.

Gross profit increased 7.2% to Ps. 12,228 million, and gross margin contracted 50 basis points to 41.6%. This contraction was driven mainly by fixed costs such as labor, restructuring and maintenance. These effects were partially offset by top-line growth. Excluding currency translation effects, gross profit increased 10.4%.

Operating income increased 19.7% to Ps. 3,505 million, resulting in an operating margin expansion of 110 basis points to 11.9%. This increase was driven mainly by gross profit growth, coupled with expense efficiencies such as freight, marketing and the recognition of a one-time income, net of expenses, of Ps. 218 million related to insurance claims from the floods that impacted Brazil in May 2024. These effects were partially offset by higher expenses such as IT, depreciation and maintenance. Excluding currency translation effects, operating income increased 20.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine Peso and most of the operating currencies in Central America relative to the Mexican peso in the third quarter of 2025, as compared to the same period of 2024, we had a marginal unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through approximately 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 11 of 17

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Third Quarter of:						For the first Nine Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,192.7		6,153.2		0.6%	0.6%	18,246.4		18,484.0		-1.3%	-1.3%
Volume (million unit cases)	1,035.0		1,041.1		-0.6%	-0.6%	3,056.8		3,145.6		-2.8%	-2.8%
Average price per unit case	67.31		64.93		3.7%		67.99		63.00		7.9%
Net revenues	71,685		69,399		3.3%		213,642		203,342		5.1%
Other operating revenues	199		203		-1.7%		342		532		-35.7%
Total revenues (2)	71,884	100.0%	69,601	100.0%	3.3%	4.7%	213,984	100.0%	203,873	100.0%	5.0%	5.7%
Cost of goods sold	39,493	54.9%	37,507	53.9%	5.3%		117,134	54.7%	110,987	54.4%	5.5%
Gross profit	32,391	45.1%	32,094	46.1%	0.9%	2.0%	96,850	45.3%	92,886	45.6%	4.3%	4.6%
Operating expenses	22,356	31.1%	22,425	32.2%	-0.3%		68,172	31.9%	64,076	31.4%	6.4%
Other operative expenses, net	(159)	-0.2%	76	0.1%	NA		(269)	-0.1%	940	0.5%	NA
Operative equity method (gain) loss in associates(3)	(97)	-0.1%	(45)	-0.1%	116.3%		(287)	-0.1%	(166)	-0.1%	72.3%
Operating income (5)	10,291	14.3%	9,638	13.8%	6.8%	7.0%	29,234	13.7%	28,037	13.8%	4.3%	2.9%
Other non operative expenses, net	180	0.3%	94	0.1%	92.8%		305	0.1%	67	0.0%	357.6%
Non Operative equity method (gain) loss in associates (4)	(13)	0.0%	(133)	-0.2%	-90.1%		(144)	-0.1%	(75)	0.0%	92.2%
Interest expense	1,942		1,909		1.7%		5,879		5,580		5.4%
Interest income	620		850		-27.1%		1,830		2,165		-15.5%
Interest expense, net	1,322		1,059		24.9%		4,049		3,415		18.6%
Foreign exchange loss (gain)	65		(49)		NA		62		(249)		NA
Loss (gain) on monetary position in inflationary subsidiaries	(136)		(100)		36.1%		(275)		(147)		86.2%
Market value (gain) loss on financial instruments	39		(86)		NA		(249)		(101)		147.3%
Comprehensive financing result	1,290		823		56.6%		3,588		2,918		23.0%
Income before taxes	8,835		8,854		-0.2%		25,484		25,127		1.4%
Income taxes	2,698		2,731		-1.2%		8,359		8,074		3.5%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,137		6,123		0.2%		17,126		17,052		0.4%
Net income attributable to equity holders of the company	5,898	8.2%	5,858	8.4%	0.7%	1.0%	16,343	7.6%	16,445	8.1%	-0.6%	-3.4%
Non-controlling interest	239	0.3%	265	0.4%	-9.5%		782	0.4%	607	0.3%	28.9%

Adj. EBITDA & CAPEX	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	10,291	14.3%	9,638	13.8%	6.8%	7.0%	29,234	13.7%	28,037	13.8%	4.3%	2.9%
Depreciation	3,215		2,858		12.5%		9,445		8,110		16.5%
Amortization and other operative non-cash charges	943		1,504		-37.3%		2,260		3,897		-42.0%
Adj. EBITDA (5)(6)	14,449	20.1%	14,001	20.1%	3.2%	4.0%	40,939	19.1%	40,044	19.6%	2.2%	2.6%
CAPEX(8)	7,669		6,945		10.4%		17,301		15,638		10.6%

(A)	The Philippines is presented as a discontinued operation as of January 1, 2018, and the consolidated income statements presented herein are re-presented as if the Philippines had been discontinued from February 2017, date of the consolidation of said operation.

(B)	Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve month and the results of Coca-Cola FEMSA Venezuela in 2017.

(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3)	Mainly represents the equity method participation in Heineken´s results, net.
(4)	Total current assets / total current liabilities.
(5)	Income from operations + depreciation + amortization & other / interest expense, net.
(6)	Total liabilities / total stockholders' equity.
(7)	Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,162.9		3,250.4		-2.7%	-2.7%	9,345.7		9,834.9		-5.0%	-5.0%
Volume (million unit cases)	612.1		629.0		-2.7%	-2.7%	1,802.2		1,904.5		-5.4%	-5.4%
Average price per unit case	68.63		67.16		2.2%		70.02		65.50		6.9%
Net revenues	42,450		42,533				127,409		125,455
Other operating revenues	18		13				33		1
Total Revenues (2)	42,467	100.0%	42,546	100.0%	-0.2%	-0.2%	127,442	100.0%	125,456	100.0%	1.6%	-0.5%
Cost of goods sold	22,304	52.5%	21,855	51.4%			66,990	52.6%	64,930	51.8%
Gross profit	20,163	47.5%	20,691	48.6%	-2.6%	-2.5%	60,452	47.4%	60,526	48.2%	-0.1%	-2.1%
Operating expenses	13,378	31.5%	13,971	32.8%			41,711	32.7%	40,325	32.1%
Other operative expenses, net	50	0.1%	36	0.1%			(113)	-0.1%	633	0.5%
Operative equity method (gain) loss in associates (3)	(52)	-0.1%	(27)	-0.1%			(162)	-0.1%	(115)	-0.1%
Operating income (4)	6,787	16.0%	6,711	15.8%	1.1%	1.2%	19,016	14.9%	19,683	15.7%	-3.4%	-5.5%
Depreciation, amortization & other operating non-cash charges	2,493	5.9%	2,700	6.3%			7,098	5.6%	7,354	5.9%
Adj. EBITDA (4)(5)	9,280	21.9%	9,411	22.1%	-1.4%	-1.4%	26,114	20.5%	27,037	21.6%	-3.4%	-5.5%

(1)	Except volume and average price per unit case figures.
(2)	Quarter information: Includes total revenues of Ps. 20,921 million from our Mexican operation for the fourht quarter of 2018 and 20,044 for the same period of the previous year
(2)	Accumulated information: Includes total revenues of Ps. 84,352 million from our Mexican operation for the full year 2018 and 79,850 for the same period of the previous year
(3)	Includes equity method for jugos del Valle, Estrella azul, among others.
(4)	The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)	Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(8)	Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv).

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)	2025	% of Rev.	2024	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,029.9		2,902.7		4.4%	4.4%	8,900.7		8,649.1		2.9%	2.9%
Volume (million unit cases)	423.0		412.1		2.6%	2.6%	1,254.6		1,241.1		1.1%	1.1%
Average price per unit case	65.39		61.52		6.3%		65.08		59.16		10.0%
Net revenues	29,235		26,865				86,233		77,886
Other operating revenues	182		190				309		531
Total Revenues (2)	29,416	100.0%	27,056	100.0%	8.7%	12.5%	86,542	100.0%	78,417	100.0%	10.4%	16.4%
Cost of goods sold	17,188	58.4%	15,652	57.9%			50,144	57.9%	46,057	58.7%
Gross profit	12,228	41.6%	11,403	42.1%	7.2%	10.4%	36,398	42.1%	32,360	41.3%	12.5%	18.1%
Operating expenses	8,978	30.5%	8,454	31.2%			26,460	30.6%	23,751	30.3%
Other operative expenses, net	(209)	-0.7%	40	0.1%			(156)	-0.2%	307	0.4%
Operative equity method (gain) loss in associates (3)	(45)	-0.2%	(18)	-0.1%			(125)	-0.1%	(52)	-0.1%
Operating income (4)	3,505	11.9%	2,927	10.8%	19.7%	20.4%	10,218	11.8%	8,354	10.7%	22.3%	23.1%
Depreciation, amortization & other operating non-cash charges	1,664	5.7%	1,663	6.1%			4,607	5.3%	4,653	5.9%
Adj. EBITDA (4)(5)	5,169	17.6%	4,590	17.0%	12.6%	15.4%	14,825	17.1%	13,007	16.6%	14.0%	20.6%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Quarter information: Includes total revenues of Ps. 17,433 million from our Brazilian operation, Ps. 3,790 million from our Colombian operation, and Ps. 2,381 million from our Argentine operation for the fourth quarter of 2018; and Ps. 17,017 million from our Brazilian operation, Ps. 3,708 from our Colombian operation, and Ps. 4,290 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,491 million for the fourth quarter of 2018 and Ps. 3,913 million for the same period of the previous year.
(3)	Full year information: Includes total revenues of Ps. 56,523 million from our Brazilian operation, Ps. 14,580 million from our Colombian operation, and Ps. 9,152 million from our Argentine operation for the period of 2018; and Ps. 56,518 million from our Brazilian operation, Ps. 14,222 from our Colombian operation, and Ps. 13,869 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 13,849 million for the full year 2018 and Ps. 12,608 million for the same period of the previous year.
(4)	Includes equity method in Leao Alimentos, Verde Campo, among others.
(5)	The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6)	Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.
(7)	Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv).

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 13 of 17

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Sep-25	Dec-24	% Var.
Current Assets
Cash, cash equivalents and marketable securities	34,893	32,779	6%
Total accounts receivable	17,330	18,620	-7%
Inventories	13,909	14,059	-1%
Other current assets	10,995	9,675	14%
Total current assets	77,127	75,132	3%
Non-Current Assets	-	-
Property, plant and equipment	170,330	161,785	5%
Accumulated depreciation	(64,645)	(62,404)	4%
Total property, plant and equipment, net	105,685	99,381	6%
Right of use assets	2,569	2,989	-14%
Investment in shares	10,812	10,233	6%
Intangible assets and other assets	103,231	101,876	1%
Other non-current assets	15,849	18,375	-14%
Total Assets	315,274	307,986	2%

Liabilities & Equity	Sep-25	Dec-24	% Var.
Current Liabilities
Short-term bank loans and notes payable	3,630	3,314	10%
Suppliers	31,216	33,773	-8%
Short-term leasing Liabilities	857	889	-4%
Other current liabilities	34,635	29,195	19%
Total current liabilities	70,339	67,171	5%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	74,022	70,383	5%
Long Term Leasing Liabilities	2,007	2,295	-13%
Other long-term liabilities	19,492	17,595	11%
Total liabilities	165,861	157,445	5%
Equity	-	-
Non-controlling interest	8,045	7,113	13%
Total controlling interest	141,368	143,428	-1%
Total equity	149,413	150,542	-1%
Total Liabilities and Equity	315,274	307,986	2%

	September 30, 2025
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	53.8%	1.7%	8.5%
U.S. Dollars	24.2%	23.2%	4.5%
Colombian Pesos	3.0%	42.9%	8.6%
Brazilian Reals	18.4%	13.1%	10.9%
Argentine Pesos	0.6%	0.0%	37.4%
Total Debt	100%	14.8%	8.0%

(1) After giving effect to swaps.

(2) Calculated  based on the  weighting of the outstanding debt mix for each year.

Debt Maturity Profile

Financial Ratios	3Q 2025	FY 2024	Δ%
Net debt including effect of hedges (1)(3)	43,947	38,329	14.7%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.77	0.68
Adj. EBITDA/ Interest expense, net (1)	10.11	12.51
Capitalization (2)	34.8%	33.3%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to swaps.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 14 of 17

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	3Q 2025					3Q 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	352.3	31.7	92.8	40.4	517.2	373.1	31.7	92.3	39.9	537.0	-3.7%
Guatemala	45.5	2.3	0.8	2.2	50.8	44.4	2.5	-	2.3	49.2	3.2%
CAM South	36.1	2.2	0.2	5.7	44.1	35.0	1.3	0.9	5.5	42.8	2.9%
Mexico and Central America	434.0	36.2	93.7	48.2	612.1	452.6	35.4	93.3	47.8	629.0	-2.7%
Colombia	68.6	10.6	3.8	7.0	90.0	66.0	10.5	3.9	7.1	87.4	2.9%
Brazil (3)	232.2	19.8	2.3	24.9	279.2	227.5	19.1	2.2	23.2	272.0	2.6%
Argentina	30.7	5.7	1.6	4.2	42.1	31.1	5.0	1.5	3.3	40.9	2.9%
Uruguay	9.3	1.6	-	0.8	11.7	9.4	1.5	-	0.7	11.7	0.2%
South America	340.8	37.7	7.7	36.8	423.0	334.0	36.1	7.6	34.4	412.1	2.6%
TOTAL	774.7	73.9	101.4	85.0	1,035.0	786.5	71.5	100.9	82.2	1,041.1	-0.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	3Q 2025				3Q 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,926.0	229.6	278.5	2,434.1	2,036.8	223.2	279.2	2,539.2	-4.1%
Guatemala	345.6	22.1	23.0	390.6	339.1	16.3	24.9	380.3	2.7%
CAM South	267.9	14.0	56.2	338.1	261.5	13.4	55.9	330.8	2.2%
Mexico and Central America	2,539.5	265.6	357.7	3,162.9	2,637.4	253.0	360.0	3,250.4	-2.7%
Colombia	510.2	106.7	53.6	670.5	485.7	106.8	55.2	647.7	3.5%
Brazil (3)	1,615.8	172.5	286.6	2,074.9	1,547.5	168.4	266.1	1,982.0	4.7%
Argentina	159.5	32.9	34.1	226.5	158.8	30.1	27.8	216.8	4.5%
Uruguay	45.8	6.0	6.2	58.0	44.6	5.9	5.8	56.3	3.1%
South America	2,331.3	318.2	380.4	3,029.9	2,236.6	311.2	355.0	2,902.7	4.4%
TOTAL	4,870.9	583.8	738.2	6,192.8	4,874.0	564.1	715.0	6,153.2	0.6%

Revenues

Expressed in million Mexican Pesos	3Q 2025	3Q 2024	Δ %
Mexico	34,429	34,500	-0.2%
Guatemala	4,115	4,157	-1.0%
CAM South	3,923	3,889	0.9%
Mexico and Central America	42,467	42,546	-0.2%
Colombia	5,798	5,181	11.9%
Brazil (4)	19,792	17,747	11.5%
Argentina	2,542	2,852	-10.9%
Uruguay	1,283	1,275	0.6%
South America	29,416	27,056	8.7%
TOTAL	71,884	69,601	3.3%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 1,246.1 million for the third quarter of 2025 and Ps. 1,175.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 15 of 17

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2025					YTD 2024					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,019.9	99.9	278.3	122.4	1,520.5	1,107.9	107.0	290.3	121.7	1,626.8	-6.5%
Guatemala	133.6	6.4	2.3	6.5	148.8	130.8	7.6	-	7.1	145.5	2.3%
CAM South	108.8	6.6	0.5	17.0	132.9	108.0	4.4	2.9	16.7	132.1	0.6%
Mexico and Central America	1,262.3	112.9	281.1	145.8	1,802.2	1,346.8	119.0	293.2	145.5	1,904.5	-5.4%
Colombia	193.7	30.0	10.8	19.1	253.7	196.5	30.4	12.0	21.8	260.7	-2.7%
Brazil (3)	697.8	61.6	6.9	73.5	839.9	691.6	58.7	7.4	72.0	829.7	1.2%
Argentina	91.2	16.9	4.3	12.3	124.7	87.3	14.3	5.2	8.9	115.7	7.8%
Uruguay	28.4	5.4	-	2.4	36.3	28.1	4.8	-	2.0	35.0	3.7%
South America	1,011.1	113.9	22.1	107.4	1,254.6	1,003.6	108.3	24.5	104.7	1,241.1	1.1%
TOTAL	2,273.4	226.9	303.3	253.3	3,056.8	2,350.3	227.3	317.7	250.2	3,145.6	-2.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2025				YTD 2024				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	5,639.7	712.0	849.9	7,201.5	6,134.4	739.7	853.0	7,727.1	-6.8%
Guatemala	1,004.3	61.3	70.7	1,136.4	981.2	51.1	74.8	1,107.0	2.7%
CAM South	796.5	43.1	168.3	1,007.8	789.0	43.6	168.1	1,000.7	0.7%
Mexico and Central America	7,440.5	816.4	1,088.9	9,345.7	7,904.6	834.4	1,095.9	9,834.8	-5.0%
Colombia	1,426.9	301.6	147.2	1,875.8	1,440.1	311.5	179.5	1,931.1	-2.9%
Brazil (3)	4,792.5	533.4	845.5	6,171.4	4,606.6	511.9	817.9	5,936.4	4.0%
Argentina	471.6	98.7	102.4	672.6	445.5	88.5	76.4	610.4	10.2%
Uruguay	140.5	20.7	19.8	180.9	135.6	18.6	17.0	171.2	5.7%
South America	6,831.5	954.3	1,114.8	8,900.7	6,627.8	930.6	1,090.7	8,649.1	2.9%
TOTAL	14,272.0	1,770.7	2,203.7	18,246.4	14,532.4	1,764.9	2,186.6	18,484.0	-1.3%

Revenues

Expressed in million Mexican Pesos	YTD 2025	YTD 2024	Δ %
Mexico	102,320	102,828	-0.5%
Guatemala	12,746	11,401	11.8%
CAM South	12,376	11,227	10.2%
Mexico and Central America	127,442	125,456	1.6%
Colombia	16,547	14,850	11.4%
Brazil (4)	58,461	52,027	12.4%
Argentina	7,656	8,169	-6.3%
Uruguay	3,878	3,371	15.0%
South America	86,542	78,417	10.4%
TOTAL	213,984	203,873	5.0%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps. 3,614.5 million for the first nine months of 2025 and Ps. 3,704.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 16 of 17

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	3Q25	YTD
Mexico	3.74%	0.71%	2.39%
Colombia	5.00%	0.56%	4.43%
Brasil	5.16%	0.30%	3.28%
Argentina	31.34%	5.32%	21.76%
Costa Rica	-1.02%	-0.80%	-1.49%
Panama	-0.37%	-0.60%	0.18%
Guatemala	0.42%	-0.01%	1.00%
Nicaragua	1.36%	0.19%	1.46%
Uruguay	3.93%	-0.37%	2.76%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q25	3Q24	Δ %	YTD 25	YTD 24	Δ %
México	18.65	18.92	-1.5%	19.54	18.30	6.8%
Colombia	4,007.71	4,097.21	-2.2%	4,131.21	4,074.44	1.4%
Brasil	5.45	5.55	-1.8%	5.65	5.39	4.9%
Argentina	1333.04	942.75	41.4%	1180.36	916.29	28.8%
Costa Rica	507.49	525.66	-3.5%	507.98	518.22	-2.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.74	-1.0%	7.69	7.76	-0.9%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.09	40.53	-1.1%	41.57	40.21	3.4%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-25	Sep-24	Δ %	Jun-25	Jun-24	Δ %
México	18.38	19.63	-6.4%	18.89	18.38	2.8%
Colombia	3,901.29	4,164.21	-6.3%	4,069.67	4,148.04	-1.9%
Brasil	5.32	5.45	-2.4%	5.46	5.56	-1.8%
Argentina	1,380.00	970.50	42.2%	1,205.00	912.00	32.1%
Costa Rica	506.00	522.87	-3.2%	508.28	528.80	-3.9%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.66	7.72	-0.9%	7.68	7.77	-1.1%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	39.85	41.64	-4.3%	39.55	39.99	-1.1%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q25 Results October 24, 2025	Page 17 of 17